Exhibit 12.1

                                   AT&T Corp.
               Computation of Ratio of Earnings to Fixed Charges
                             (Dollars in Millions)
                                  (Unaudited)


                                       For the years ended December 31,
                                     2000    1999    1998    1997    1996
Income from continuing
  operations before
  income taxes                     $6,888  $7,356  $7,973  $6,696  $7,972

Add net equity investment
  losses, net of distributions
  of less than 50% owned
  affiliates                          542     854     257     192      11

Add fixed charges, excluding
  capitalized interest              3,556   1,888     479     534     600

Total earnings from
  continuing operations
  before income taxes
  and fixed charges               $10,986 $10,098  $8,709  $7,422  $8,583


Fixed Charges:

Total interest expense            $ 2,964  $1,503  $  293  $  304  $  394

Capitalized interest                  177     143     106     100      94

Interest portion of
  rental expense                      239     206     186     230     206

Dividend requirements on
  subsidiary preferred stock
  and interest on trust
  preferred securities                353     179       -       -       -

  Total fixed charges             $ 3,733  $2,031  $  585   $ 634  $  694

Ratio of earnings
  to fixed charges                    2.9     5.0    14.9    11.7    12.4


           AT&T's loss for the nine months ended September 30, 2001, was inadequate to cover fixed charges, dividend requirements on subsidiary preferred stock and interest on trust preferred securities in the amount of $6.2 billion.